亞洲水泥股份有限公司
ASIA CEMENT CORPORATION



31ST FLOO!
ROAD, SEC
TELEX : 1
FAX NO. (02) 37805/6

HWA SOUTH

03007677

IENT TAIPEI

RULE 12G3-2(B) EXEMPTION   NO:82-3385

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INTERNATIONAL CORPORATION
FINANCE ROOM 3094 - STOP 3-6
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549

BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NEW YORK 10286
FAX:002-1-212-5 71-3050

MORGAN STANLEY ASIA (TAIWAN) LTD.
台北市106敦化南路二段207號22樓
TAIPEI, TAIWAN, R.O.C.
FAX:8732-2299
TEL:8732-9000

SBC WARBURG
25F ONE EXCHANGE SQUARE
8 CONNAUGHT PLACE HONG KONG
FAX:002-4471-425-8990

FAR EASTERN INTERNATIONAL BANK

台北市襄陽路1號5樓
TAIPEI, TAIWAN, R.O.C.
FAX:2361-1339

LONDON STOCK EXCHANGE
COMPANY ANNOUNCEMENT OFFICES
CAPEL COURT OFF-BARTHOLONEW LANE
LONDON EC1N 1HP
FAX:44171-4106827

SUPPL

SUBJECT: ASIA CEMENT CORPARATION ("ACC"; THE "COMPANY")
- RULE 144A GLOBAL DEPOSITARY SHARES ("GDRS")

REFERENCE: ASIA CEMENT'S FILING OF RULE 12G3-2(B) EXEMPTION

MARCH 10, 2003

DEAR SIRS,

Pursuant to Rule 12g3-2(b) exemption requirements, or Rule 144A Global Depositary Receipt Deposit Agreement and Underwriting Agreement dated as of June 16, 1992, please be advised as follows:

1. the ACC's public announcement of the brief operation report for the month of Feb 2003.

2. the ACC's report to Taiwan Stock Exchange regarding sales revenue, guarantee of note payable issued by ACC's affiliates and loans to others for the month of Feb 2003.

PROCESSED

APR 01 2003

**THOMSON
FINANCIAL**

Yours faithfully,

Herman M. Wang
Assistant Manager   of Finance Department
Tel#: 886-2-27378953
Fax#: 886-2-27359797

PUBLIC ANNOUNCEMENT OF ASIA CEMENT CORPORATION

PUBLIC ANNOUNCEMENT OF SALES REVENUE · GUARANTEES OF NOTES PAYABLE ISSUED BY AFFILIATES AND LOANS TO OTHERS IN ,2003.

UNIT:NT$(THOUSAND)

ITEM		MONTH	2003	2002	INCREASE OR (DECREASE)	%
INVOICES		Feb.	512,056	738,189	-226,133	-30.63%
	AMOUNT	Jan. TO Feb.	1,364,318	1,652,523	-288,205	-17.44%
NET SALES		Feb.	573,480	740,852	-167,372	-22.59%
	AMOUNT	Jan. TO Feb.	1,524,494	1,696,384	-171,890	-10.13%
GUARANTEES OF NOTES		Feb.	4,991,293	7,090,127	-2,098,834	-29.60%
GUARANTEES OF NOTES(SUBSIDIARIES)		Feb.	3,832,689	-	-	-

THE BALANCE OF LOAN TO OTHERS AT THE END OF THIS MONTH IS 0 THOUSAND AND OF LAST MONTH IS 0 THOUSAND.

THE UPPER LIMITATION OF LOAN TO OTHERS IS 16,907,994THOUSAND.